

09058708

U.S. SECU~~RITIES AND EXCHANGE CO~~MMISSION

WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	**SEC File No.** 8-47577

Facing Page
Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Report For the Period Beginning ___01/01/08___ and Ending ___12/31/08___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Victory Capital Advisers, Inc.

Official Use Only
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

127 Public Square
_____
                              (No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

Name and Telephone Number of Person to Contact in Regard to This Report

Michael Policarpo   216-689-4825
_____
                              (Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	Number and Street	City	State	(Zip Code)

Check One:

☑ **Certified Public Accountant**
☐ **Public Accountant**
☐ **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).
SEC 1410 (1-78)

0902-1030754



OATH OR AFFIRMATION

I, **Donald Inks** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Victory Capital Advisers, Inc.** as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

JERRY R. URBANEK
Attorney At Law
NOTARY PUBLIC
STATE OF OHIO
My Commission Has
No Expiration Date
Section 147.03 O.R.C.

_____
Signature

Financial Operations Principal
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Exemption for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).

FINANCIAL STATEMENTS AND SUPPLEMENTARY
INFORMATION

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Financial Statements and Supplementary Information

Year Ended December 31, 2008

.

Contents



ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Victory Capital Advisers, Inc.

We have audited the accompanying statement of financial condition of Victory Capital Advisers, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victory Capital Advisers, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Cleveland, Ohio
February 18, 2009


Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Financial Condition

December 31, 2008


Assets

Cash	$	1,199,564
Distribution fees receivable		357,222
Prepaid expenses		97,069
Other receivables		290
Due from affiliate		19,754
Total assets	$	1,673,899

Liabilities and stockholder's equity

Liabilities:

Distribution fees payable	$	354,044
Other accrued expenses		13,336
Total liabilities		367,380

Stockholder's equity:

Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1
Capital in excess of par value	1,291,753
Retained earnings	14,765
Total stockholder's equity	1,306,519
Total liabilities and stockholder's equity	$ 1,673,899

See accompanying notes.


Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Income

Year Ended December 31, 2008


Revenues

Distribution and distribution related fees	$ 5,940,730
Intercompany support fees	552,500
Commissions, net	162,682
Total revenues	6,655,912

Expenses

Distribution and distribution related expense	5,649,804
Intercompany service fees	838,000
Professional fees	118,417
Other expenses	36,304
Total expenses	6,642,525
Income before taxes	13,387
Taxes	4,257
Net income	$ 9,130

See acompanying notes.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Changes in Stockholder's Equity

	Common Stock	Capital in Excess of Par	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	$ 1	$ 1,291,753	$ 5,635	$ 1,297,389
Net income	—	—	9,130	9,130
Balance at December 31, 2008	$ 1	$ 1,291,753	$ 14,765	$ 1,306,519

See accompanying notes.

<center>
Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Cash Flows

Year Ended December 31, 2008
</center>

Operating activities		
Net income	$	9,130
Adjustments to reconcile net income to net cash		
used in operating activities:		
Decrease in distribution fees receivable		200,524
Decrease in prepaid expenses		20,094
Decrease in due from affiliate		18,635
Decrease in other receivables		260
Decrease in distribution fees payable		(188,552)
Decrease in other accrued expenses		(153,151)
Decrease in accrued professional fees		(14,583)
Net cash used in operating activities		(107,643)
Cash:		
Beginning of period		1,307,207
End of period	$	1,199,564
Supplemental disclosures of cash flow information		
Cash paid during the year of income taxes, net of refunds	$	1,896

See accompanying notes.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Notes to Financial Statements

December 31, 2008

1. Organization

Victory Capital Advisers, Inc. (the Company) is a wholly owned subsidiary of KeyCorp (Key or the Parent). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company serves as distributor and underwriter for The Victory Portfolios, The Victory Variable Insurance Funds and The Victory Institutional Funds (collectively, the Funds), Placement Agent for Victory Capital Management's Victory Series LLC, and Austin Capital Management's securities. Substantially all the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Summary of Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank unrelated to Key which, from time to time, exceeds the amount of traditional deposit insurance available, which as of October 3, 2008 was increased to $250,000 per depositor through December 31, 2009. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal. Under current conditions the bank has issued a statement that they are participating in the FDICs Transaction Account Guarantee Program (TARGP). This program, which will be in effect until December 31, 2009, fully guarantees amounts held in non-interesting bearing U.S. Dollar transaction accounts opened in the United States. This coverage is in addition to and separate from the traditional insurance.

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to a Distribution Agreement (the Agreement) between the Funds and the Company. The Agreement continues in effect until terminated by either party. The Company receives commissions on sales of certain new Fund shares, and 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions (12b-1 fees) to the broker-dealers who originated the sales as outlined in their respective agreements. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

Distribution support fees are earned monthly by the Company pursuant to two distribution support agreements between the Company, Victory Capital Management (a subsidiary of KeyBank N.A.), and Austin Capital Management (a subsidiary of KeyCorp).

Distribution and Distribution Related Expense

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Fund's shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are recorded as revenue of the Company and may be used to support other distribution related activities as allowed under Distribution Plans that have been adopted by the Funds. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Notes to Financial Statements (continued)

3. Income Taxes

Effective December 1, 2007 the Company adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, which is an interpretation of SFAS 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions are recognized in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2008.

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes as of December 31, 2008 is as follows:

Expected income tax at U.S. statutory tax rate	$	3,976
State taxes, net of federal benefit		281
Income tax expense	$	4,257

The deferred federal income tax expense for the year ended December 31, 2008, consists of the following:

State taxes	$	(366)

0902-1030754

8

3. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax asset as of December 31, 2008 is as follows:

State Taxes	$ 461

During 2008, the Company paid to the Parent $2,510 for income taxes.

4. Related-Party Transactions

For the year ended December 31, 2008, Key and certain of its subsidiaries provided various services to the Company such as providing use of office facilities, equipment, personnel, and other administrative services. The Company is charged a service fee for these services designed to cover the costs of providing such services. The amount charged to the Company amounted to $838,000 for the year ending December 31, 2008. The service fee would not necessarily be the same if an unrelated party provided these services to the Company.

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, can not exceed 15 to 1. At December 31, 2008, the Company had net capital under the Rule of $1,186,228, which was $1,161,228 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 0.31 to 1.

6. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i) – the Company will not hold customer funds or safe keep customer securities.

7. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

Supplementary Information

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule I – Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

December 31, 2008

Total stockholder's equity from statement of financial condition		$ 1,306,519
Deductions for nonallowable assets:		
Due from affiliates	$ 19,754	
Prepaid expenses	97,069	
Distribution fee receivable	3,178	
Other receivable	290	120,291
Tentative net capital		1,186,228
Haircut on investments		–
Net capital		1,186,228
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		25,000
Excess net capital		$ 1,161,228
Total aggregate indebtedness		$ 367,380
Percentage of aggregate indebtedness to net capital		31%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between computation above and the corresponding computation included in the unaudited FOCUS report, Form X-17a5, Part II, filed as of January 26, 2009.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule II – Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3

December 31, 2008

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under
subparagraph (k)(2)(i) – The Company will not hold customer funds or safekeep customer
securities.



ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder of
Victory Capital Advisers, Inc.

In planning and performing our audit of the financial statements of Victory Capital Advisers, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0902-1030754

13

A member firm of Ernst & Young Global Limited



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cleveland, Ohio
February 18, 2009